AP 3/13

08031441

SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cobra Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 Second Street, Suite 302
(No. and Street)

Hudson	WI	54016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 23 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, Chadd Hessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cobra Trading, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 1/15/2012

NOTARY PUBLIC BURTON T. YARDLEY STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COBRA TRADING, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

COBRA TRADING, INC.

CONTENTS

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	16,060
Clearing deposit with broker-dealer		35,975
Receivable from broker-dealer		109,382
Property and equipment, net of accumulated depreciation of $5,657		8,686
Other assets		10,669
	$	180,772

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	43,486
Accrued liabilities		4,867
		48,353
Stockholder's equity:		
Common stock- no par value, 100,000 shares authorized, 1,000 issued and outstanding		96,250
Retained earnings		36,169
Total stockholders' equity		132,419
	$	180,772

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenue:	
Commissions	$ 1,186,727
Interest and dividends	43,328
Fee income	541,631
Other revenue	337,492
	2,109,178
Expenses:	
Compensation and benefits	469,163
Clearance paid to broker	848,519
Communications	14,816
Occupancy and equipment	21,752
Promotions	31,031
Interest expense	522
Regulatory fees	10,420
Other expenses	650,043
	2,046,266
Net income before income taxes	62,912
Provision for income taxes	--
Net income	$ 62,912

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Shares Outstanding	Common Stock	Retained Earnings	Total
Balance, December 31, 2006	1,000	$ 96,250	$ (26,743)	$ 69,507
Net income	--	--	62,912	62,912
Balance, December 31, 2007	1,000	$ 96,250	$ 36,169	$ 132,419

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	--
Increases		--
Decreases		--
Balance at December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 62,912
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	2,942
Change in assets and liabilities:	
Increase in receivable from broker-dealer	(45,653)
Increase in clearing deposit with broker-dealer	(10,349)
Increase in other assets	(9,924)
Increase in accounts payable	10,488
Increase in accrued liabilities	3,432
Net cash provided (used) by operating activities	13,848
Cash flows from investing activities	
Purchase of equipment	(5,178)
Net cash provided (used) by investing activities	(5,178)
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase in cash and cash equivalents	8,670
Beginning cash and cash equivalents	7,390
Ending cash and cash equivalents	$ 16,060
Supplemental Disclosures	
Cash paid for:	
Interest	$ 522
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2007

Note 1 - Summary of Significant Accounting Policies

Cobra Trading, Inc. (the "Company") was organized as a Wisconsin corporation in June, 2004. The Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company customers are primarily individuals trading securities through the Company's online portal. The Company' clearing broker-dealer is located in Dallas, Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method of accounting over useful lives of three to seven years.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on the trade date basis. Fee income is reflected in the period earned.

Note 1- Summary of Significant Accounting Policies, continued:

Advertising costs

All nondirect-responsive adverting costs are expensed as incurred. Advertising cost was $31,031.00 for the year ended December 31, 2007

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2007 and the procedures followed in making the periodic computations required. At December 31, 2007, the Company had net capital of approximately $113,065 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was .43 to 1 at December 31, 2007. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 5 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2007.

Note 6 - Property and Equipment

At December 31, 2007 the Company had the following property and equipment:

Computer equipment	$ 11,538
Office furniture, fixtures and equipment	2,805
	14,343
Less accumulated depreciation	(5,657)
	$ 8,686

Depreciation expense during 2007 was $2,942.

Note 7 - Operating Lease

The Company leases office space under a lease expiring October 31, 2008. The Company's minimum lease commitment under the lease is $9,800 for 2008.

The Company incurred rent expense of $11,385 during 2007.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Year Ended December 31, 2007

Schedule I

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 132,419
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		132,419
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 10,669	
Property and equipment	8,685	(19,354)
Net capital before haircuts on securities position		113,065
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital		$ 113,065

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 48,352
Total aggregate indebtedness	$ 48,352

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,225
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 108,065
Excess net capital at 1000%	$ 108,230
Ratio: Aggregate indebtedness to net capital	.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

COBRA TRADING, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Cobra Trading, Inc.

In planning and performing our audit of the financial statements and supplemental information of Cobra Trading, Inc.. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2008

END